PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 22, 2003
All amounts are expressed in US dollars, unless otherwise indicated.

RETURN TO PROFITABILITY IN THE THIRD QUARTER OF 2003

- *Gold production of 124,000 ounces*
- *Revenues of $48.7 million*
- *Net earnings of $0.7 million*
- *Cash flow from operating activities of $4.6 million*
- *Rosebel construction and development on schedule and on budget*
- *Successful Cdn $100 million equity financing*
- *Elimination of the hedging covenant*
- *9% (or 83,000 ounces) reduction of the hedge book*
- *Cash balance of $68.6 million*
- *Cambior and Ariane Gold announced merger to develop the Camp Caiman gold project*

FINANCIAL RESULTS

During the third quarter of 2003, Cambior realized a profit, prior to adjustments for non-hedge derivative instruments, of $3.1 million compared to a profit of $3.2 million during the third quarter of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $2.4 million (gain of $0.8 million in 2002) resulted in net earnings of $0.7 million compared to $4.0 million ($0.03 per share) for the corresponding period in 2002. EBITDA[1] was $11.3 million compared to $13.1 million for the corresponding quarter of 2002. Lower gold sales, higher mine operating costs and an increase in exploration and business development outlays contributed to the EBITDA decrease in 2003.

During the first nine months of 2003, Cambior incurred a loss, prior to adjustments for non-hedge derivative instruments, of $2.7 million compared to a profit of $5.3 million during the first nine months of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $1.0 million ($14.8 million in 2002) resulted in a net loss of $3.7 million ($0.02 per share) compared to a net loss of $9.5 million ($0.07 per share) for the corresponding period in 2002. EBITDA was $22.4 million as compared to $31.5 million for the corresponding period of 2002.

PRODUCTION HIGHLIGHTS

For the third quarter of 2003, gold production totaled 124,000 ounces at a mine operating cost of $238 per ounce compared to 149,700 ounces at a mine operating cost of $216 per ounce for the corresponding quarter in 2002. Gold production for the first nine months of 2003 totaled 378,400 ounces at a mine operating cost of $245 per ounce compared to 435,800 ounces produced during the same period last year at a mine operating cost of $218 per ounce.

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1 Earnings before interest, taxes, depreciation and amortization and non-hedge derivative gain/loss and other.

The decrease in gold production for the third quarter and the nine-month period is mainly attributable to the decrease in tonnage milled at the Omai mine due to the depletion of soft-rock reserves as expected in the mining plan. Higher gold mine operating costs were mainly due to the strengthening of the Canadian dollar from Cdn $1.56/US $ in the third quarter of 2002 to Cdn $1.38/US $ in the third quarter of 2003 which added $17 per ounce to the unit cost.

The **Omai** mine produced 62,200 ounces of gold at a mine operating cost of $213 per ounce. Lower gold production is due to lower tonnage milled as a result of the depletion of soft rock reserves. However, head grade, gold recovery and mine operating costs were similar to those of the third quarter of 2002. The new secondary crusher installed during the second quarter of this year is now working at its planned rate.

Production from the **Doyon Division** reached 53,000 ounces of gold for the third quarter, a slight increase compared to the corresponding quarter of 2002. The mill grade from the underground mines was 6.0 g Au/t, or nearly 10% higher than the grade from underground for the corresponding period of 2002. The lower tonnage from the underground mines is due to the unavailability of several LHD (Load Haul Dump) units at the Doyon mine in July. The increase in the mine operating cost is due in large part to the 13% increase in the value of the Canadian dollar compared to the corresponding quarter of 2002.

A shaft deepening program at the Mouska mine, part of the Doyon Division, was approved today. The internal shaft will be deepened by 210 meters to reach a total depth of 880 meters and will allow access to high-grade mineralized zones on three additional levels. Shaft deepening work, at an estimated cost of Cdn $11 million, will require a ten-month production shutdown at Mouska, scheduled from January to October 2004 inclusively, since current infrastructure will not allow for the simultaneous hoisting of ore in the internal shaft and the shaft deepening work.

The shaft deepening will allow access to 142,000 tonnes of probable mineral reserves at a grade of 15.4 g Au/t and 173,000 tonnes of inferred mineral resources at a grade of 14.6 g Au/t. In addition, the Mouska mine announced the signing of the extension of the current collective agreement with its employees affiliated with the United Steelworkers of America to October 17, 2007.

During the quarter, Cambior's share of gold production from the **Sleeping Giant** mine was 8,800 ounces at a mine operating cost of $246 per ounce representing a net improvement compared to the unit costs in the previous quarter as a result of the increase in tonnage milled and despite a stronger Canadian dollar. The shaft deepening program to reach a depth of 1,000 meters is progressing well. Work will be completed during the second half of 2004 at an estimated total cost of Cdn $7 million.

At **Niobec**, sales improved over the previous two quarters, in line with increased demand. For the third quarter, niobium sales (Cambior's share) and revenues from contracting services totaled $8.5 million.

FINANCIAL HIGHLIGHTS AND GOLD HEDGING

Financial highlights

Successful completion of the Cdn $100 million unit offering

On August 12, 2003, Cambior closed a public offering, pursuant to which a syndicate of underwriters purchased 40 million units on a bought deal basis, at a price of Cdn $2.50 per unit for gross proceeds to Cambior of $72.2 million (Cdn $100 million). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant is exercisable at a price of Cdn $3.75 prior to August 12, 2008. The net proceeds of Cdn $95 million are to be used for general corporate purposes including the development of the Rosebel project and to increase the Company's reserve base.

The Company also completed a $1.4 million (Cdn $2 million) flow-through private placement by issuing 571,000 common shares in September. The proceeds are being applied to fund exploration programs in Québec.

At September 30, 2003, cash and short term investments were $68.6 million and shareholders' equity was $255.7 million or $1.21 (Cdn $1.63) per share. The Company began drawing on its new $60 million credit facility during the second quarter of 2003 and amounts drawn currently total $44.2 million. The Company intends to draw fully on its term loan facilities to fund the Rosebel project.

Capital expenditures for the third quarter of 2003 were $34.8 million compared to $5.2 million in 2002. Investments were principally for the construction and development of the Rosebel project.

At the end of the third quarter of 2003, the Company had 212.1 million common shares, 13.7 million listed Series B warrants and 20 million listed Series C warrants outstanding.

Reduction of the hedging program continues

Favourable gold market conditions continued during the quarter with the average price of gold improving by $16 per ounce to a price of $363 per ounce compared to the second quarter of 2003. Cambior realized $341 per ounce during the period as a result of the delivery of a portion of its gold production against hedge commitments and the remainder at market prices.

Hedge free by year-end 2004

The Company remains focused on reducing its hedging commitments to benefit from improving gold market conditions. The Company successfully negotiated the elimination of its hedging covenant under its credit facilities following the closing of its Cdn $100 million equity financing in August 2003. Cambior seeks to eliminate all hedging commitments by the end of 2004, except for the residual 52,000 ounces remaining under its prepaid gold forward sales agreement. During 2003, the Company has reduced its commitments by 469,000 ounces or 36% compared to December 31, 2002. As of September 30, 2003, the Company had total commitments of 817,000 ounces at an average price of $304 per ounce.

The Board of Directors has also adopted a policy that will allow gold hedging only when required for project financing.

ROSEBEL GOLD PROJECT - ON SCHEDULE AND ON BUDGET

Construction of the Rosebel project is in line with the Company's schedule and budget. As of the end of the third quarter of 2003, approximately $64.6 million had been spent on the development and construction of the project and current commitments amount to $6.8 million. Construction activities have reached their maximum level with over 1,200 workers on site. The commissioning period is scheduled for January with commercial production in the first quarter of 2004.

Work progress as at the end of the third quarter is highlighted as follows:

- Tower erection and sub-station progress will enable the commissioning of the transmission line in November as scheduled;
- Mechanical and electrical installations and piping are progressing well in the mill area; leaching tanks are 80% complete and piping to the tailings area is being laid out;
- Laboratory is now operational for sample preparation and analysis;
- Pre-production mining activities have been initiated at the Pay Caro deposit; and
- Construction of tailings dams is in progress.

BUSINESS DEVELOPMENT

Merger with Ariane Gold Corp.

On September 26, 2003, the respective Boards of Directors of Cambior and Ariane Gold Corp. unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman gold project, located in French Guiana, South America.

The acquisition of the Camp Caiman gold project is consistent with the Company's growth strategy and provides an excellent opportunity for Cambior to add value to the project given its 12 years of expertise in the Guiana Shield and the operating synergies with Omai and Rosebel. Under the agreement, Ariane shareholders will receive one Cambior share for each 2.91 Ariane shares. Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to Ariane shareholders.

Subject to the approval of Ariane shareholders at a special meeting to be held November 26, 2003, this merger transaction is scheduled to close before the end of the fourth quarter of 2003.

Ariane's principal asset is the Camp Caiman gold project. To date, more than 90,500 meters of diamond and reverse circulation drilling has been completed. It is estimated that the property has good potential for the discovery of additional resources. The mineable resources to date have been evaluated at 1.2 million ounces and a preliminary assessment study has indicated the potential for an open-pit mining operation averaging 96,000 ounces of gold per year over a ten-year period.

Cambior intends to continue an exploration program to increase mineral resources and prepare a final feasibility study and Environmental Impact Assessment (EIA) within the next year. It is anticipated that the project could commence production in 2007.

EXPLORATION

Westwood Project

On October 15, 2003, Cambior announced excellent results from the Westwood project located approximately two kilometers to the east of the Doyon mine. The second wedge from main hole 1158-02 intersected the north corridor, which contains Zones 1 and 2 of the Doyon mine, and the Westwood horizon. The north corridor was intersected between a vertical depth of 1,500 to 1,600 meters, approximately 140 meters to the east of the main hole. The second mineralized zone constitutes the Westwood horizon, which was intersected at a vertical depth of 1,720 meters, approximately 210 meters below the main hole.

The most significant results include:

North corridor
- 3.9 g Au/t, 8.9 g Ag/t and 0.2% Cu over 4.1 meters
- 12.1 g Au/t over 2.9 meters
- 36.1 g Au/t over 0.6 meter
- 2.5 g Au/t and 2.6 g Ag/t over 6.1 meters

Westwood corridor
- 5.2 g Au/t and 2.4 g Ag/t over 7.5 meter

The results to date indicate the presence of mineralized zones at depth in this little explored area east of the Doyon mine. The type of alteration and mineralization of the Westwood horizon is typical of the semimassive or massive sulfide deposits found at the Bousquet and LaRonde mines. Work is currently underway on a third wedge from the initial hole. Assay results will be available towards the end of the fourth quarter of this year. By the end of this month, the Company will initiate a new deep drill hole (2,600 meters) from the surface to test the lower extension of the current mineralization.

It is also expected that a 2-kilometer long exploration drift will be driven from level 14 of the Doyon mine towards the Westwood area. This exploration drift will make it possible to establish drilling bases as the drift progresses in order to explore fully the eastern sector of the Doyon property.

BOARD OF DIRECTORS

The Company announces the resignation of Mr. Todd Bruce from the Board of Directors. Mr. Bruce has recently accepted a senior position in a gold mining company and the Board would like to thank him for his contribution and wish him well in his future activities.

CAMBIOR INCLUDED IN THE S&P/TSX INDEX

The increase in the market capitalization of the Company on the Toronto Stock Exchange (TSX) following its recent share issuance combined with the excellent performance of the share price since the beginning of the year, has allowed the Company to be included in the S&P/TSX Composite Index and the following sub-indices: the S&P/TSX SmallCap Index, S&P/TSX Capped Materials Index and the S&P/TSX Capped Gold Index. This inclusion will be beneficial for the Company's shareholders, since it should increase the liquidity of the shares.

OUTLOOK

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated, "we are continuing our efforts to generate shareholder value by improving our financial condition, increasing our producing assets and growing our reserve/resource base and our pipeline of mining prospects. We are focused on delivering profitable growth and are maintaining our production forecast of 522,000 ounces of gold in 2003."

MD&A and Consolidated Financial Statements

Cambior's interim MD&A and unaudited Consolidated Financial Statements for the third quarter and the first nine months ended September 30, 2003 with the accompanying notes and comments are available in PDF format on our website at **www.cambior.com** or through the CCNMatthews website at **www.CCNMatthews.com**.

Reminder for the Third Quarter 2003 Financial Results Conference Call

Cambior will host a conference call on October 23, 2003 at 1:30 p.m., local time, to discuss its third quarter 2003 financial results.

Financial analysts are invited to participate in the call by dialing 1-800-346-5998 in North America. Outside of North America, please dial (416) 641-6656. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21162187. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants (CBJ.WT.B. and CBJ.WT.C.) trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the use of hedging and non-hedge derivative instruments, future commercial production and financial results, production targets and timetables, the evolution of mineral reserves, the negotiation and the completion of the merger with Ariane Gold Corp., mine operating costs, capital expenditures, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainties related to the obtainment of all required approvals regarding the merger with Ariane Gold Corp., risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing, risks of hedging strategies, risk related to non-hedge derivative instruments, risks of delays in construction and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

- 30 -

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677- 3382
Email: info@cambior.com
Internet: www.cambior.com
PR-2003-38

CAMBIOR INC.

HIGHLIGHTS

(unaudited) All amounts in US dollars	Third Quarter ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
RESULTS *(in millions of $)*				
Revenues	**48.7**	52.6	**138.7**	150.8
EBITDA[1]	**11.3**	13.1	**22.4**	31.5
Cash flow from operating activities	**4.6**	9.0	**6.8**	18.3
Adjusted cash flow from operating activities[2]	**7.7**	12.1	**16.0**	27.5
Earnings (Loss) before the undernoted items	**3.1**	3.2	**(2.7)**	5.3
Non-hedge derivative gain (loss) and other	**(2.4)**	0.8	**(1.0)**	(14.8)
Net earnings (loss)	**0.7**	4.0	**(3.7)**	(9.5)
PER SHARE *($)*				
EBITDA [1]	**0.06**	0.08	**0.13**	0.23
Cash flow from operating activities	**0.02**	0.06	**0.04**	0.14
Adjusted cash flow from operating activities[2]	**0.04**	0.08	**0.09**	0.20
Earnings (Loss) before the undernoted items	**0.01**	0.02	**(0.02)**	0.04
Non-hedge derivative gain (loss) and other	**(0.01)**	0.01	**(0.00)**	(0.11)
Net earnings (loss)	**0.00**	0.03	**(0.02)**	(0.07)
Basic weighted average number of common shares outstanding (in millions)	**193.1**	154.7	**176.2**	134.5
GOLD				
Number of ounces produced (000)	**124**	150	**378**	436
Number of ounces sold (000)	**119**	145	**372**	438
Accounting realized price ($ per ounce)	**341**	315	**319**	305
Average market price ($ per ounce)	**363**	314	**354**	306
Mine operating costs ($ per ounce)	**238**	216	**245**	218

FINANCIAL POSITION *(in millions of $)*	September 30, 2003	December 31, 2002
Cash and short-term investments	**69**	43
Total assets	**389**	279
Total debt	**49**	28
Deferred revenue	**27**	37
Shareholders' equity	**256**	163

(1) Earnings before interest, taxes, depreciation and amortization, non-hedge derivative gain/loss and other.

(2) Cash flow from operating activities presented without the impact of deferred revenue.

GOLD PRODUCTION STATISTICS *(unaudited)*	Third Quarter ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
Omai (100%)				
Production (ounces)	**62,200**	90,100	**193,800**	245,600
Tonnage milled (t)	**1,341,800**	1,924,600	**4,340,100**	5,791,000
Grade milled (g Au/t)	**1.57**	1.58	**1.52**	1.43
Recovery (%)	**92**	92	**91**	92
Mine operating costs ($ per tonne milled)	**10**	10	**10**	9
Mine operating costs ($ per ounce)	**213**	210	**228**	216
Depreciation ($ per ounce)	**34**	39	**35**	40
Doyon Division [1]				
Production (ounces)	**53,000**	52,100	**161,300**	165,300
Tonnage milled (t)				
Underground mines	**282,700**	308,400	**822,900**	941,300
Low grade stockpile	**52,300**	18,400	**144,800**	38,500
Total	**335,000**	326,800	**967,700**	979,800
Grade milled (g Au/t)				
Underground mines	**6.0**	5.5	**6.2**	5.7
Low grade stockpile	**1.0**	1.0	**1.0**	1.0
Average	**5.2**	5.2	**5.5**	5.5
Recovery (%)	**95**	96	**95**	95
Mine operating costs ($ per tonne milled)	**42**	36	**44**	37
Mine operating costs ($ per ounce)	**267**	224	**265**	222
Depreciation ($ per ounce)	**73**	65	**71**	64
Sleeping Giant (50%)				
Production (ounces)	**8,800**	7,500	**23,300**	24,900
Tonnage milled (t)	**25,100**	22,400	**63,300**	77,300
Grade milled (g Au/t)	**11.2**	10.7	**11.8**	10.3
Recovery (%)	**97**	97	**97**	97
Mine operating costs ($ per tonne milled)	**85**	76	**91**	69
Mine operating costs ($ per ounce)	**246**	227	**249**	213
Depreciation ($ per ounce)	**52**	50	**51**	46
TOTAL GOLD PRODUCTION (ounces)	**124,000**	149,700	**378,400**	435,800
MINE OPERATING COSTS ($ per ounce)	**238**	216	**245**	218
CONSOLIDATED GOLD PRODUCTION COSTS *($ per ounce)*				
Direct mining costs	**232**	212	**238**	223
Deferred stripping costs	**7**	3	**7**	(6)
Refining and transportation	**1**	2	**2**	2
By-product credits	**(2)**	(1)	**(2)**	(1)
Mine operating costs	**238**	216	**245**	218
Royalties	**10**	10	**10**	10
Total operating costs	**248**	226	**255**	228
Depreciation	**52**	49	**51**	49
Restauration	**4**	3	**4**	3
Total production costs	**304**	278	**310**	280

(1)   Includes the Doyon and Mouska mines

THIRD QUARTER 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2002, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

During the third quarter of 2003, highlights included:
− Bought deal placement for gross proceeds of $72.2 million (Cdn $100.0 million)
− Elimination of the gold hedging covenant under the loan agreement
− Reduction of hedge book by 9.2% or 83,000 ounces as part of hedge reduction program
− Gold production of 124,000 ounces
− Mine operating costs lower than previous quarter although impacted by a stronger Canadian dollar
− Cash flow from operating activities of $4.6 million
− Net earnings of $0.7 million
− Construction at Rosebel project remains on schedule and on budget
− Merger agreement with Ariane Gold Corp.

CONSOLIDATED OPERATIONS

During the third quarter of 2003, Cambior realized a profit, prior to adjustments for non-hedge derivative gains/losses, of $3.1 million compared to a profit of $3.2 million during the third quarter of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $2.4 million (gain of $0.8 million in 2002) resulted in net earnings of $0.7 million ($0.00 per share) compared to $4.0 million ($0.03 per share) for the corresponding period in 2002. EBITDA[1] was $11.3 million as compared to $13.1 million for the corresponding quarter of 2002. Lower gold sales, higher mine operating costs and increase in exploration and business development outlays contributed to the EBITDA decrease in 2003.

During the first nine months of 2003, Cambior incurred a loss, prior to adjustments for non-hedge derivative gains/losses, of $2.7 million compared to a profit of $5.3 million during the first nine months of 2002. Non-cash accounting adjustments due to a non-hedge derivative loss of $1.0 million ($14.8 million in 2002) resulted in a net loss of $3.7 million ($0.02 per share) compared to a net loss of $9.5 million ($0.07 per share) for the corresponding period in 2002. EBITDA was $22.4 million as compared to $31.5 million for the corresponding period of 2002.

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(1)   Earnings before interest, taxes, depreciation and amortization and non-hedge derivative gains/loss and other (Note 13 of the notes to consolidated financial statements).

CONSOLIDATED OPERATIONS (continued)

The table below summarizes the components resulting in the operating profit from mining operations and indicates the net earnings (loss) in accordance with Canadian generally accepted accounting principles ("GAAP"):

(in millions of $)	Third Quarter ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
Revenues	**48.7**	52.6	**138.7**	150.8
Operating costs	**34.0**	36.4	**105.6**	107.8
Refining and transportation	**0.5**	0.6	**1.5**	1.8
Royalties	**1.3**	1.5	**3.8**	4.1
Mining operations	**35.8**	38.5	**110.9**	113.7
Gross margin	**12.9**	14.1	**27.8**	37.1
Depreciation, depletion and amortization	**6.8**	7.6	**20.4**	22.5
Operating profit	**6.1**	6.5	**7.4**	14.6
Net earnings (loss) (GAAP)	**0.7**	4.0	**(3.7)**	(9.5)

REVENUES

For the third quarter of 2003, revenues totalled $48.7 million compared to $52.6 million for the corresponding quarter of 2002. Gold sales totalled 118,600 ounces compared to 144,500 ounces sold during the same period in 2002 due to lower production from the Omai mine as a result of the depletion of soft rock reserves.

The realized price per ounce of gold sold amounted to $341 compared to $315 in 2002. The average market price of gold was $363 per ounce for the quarter, versus $314 per ounce in the corresponding period of 2002. The lower realized price compared to the market price is due to Cambior delivering a substantial portion of its production against forward sales contracts outstanding.

For the quarter, niobium sales and other contracting services amounted to $8.5 million compared to $5.4 million in 2002 mainly due to the increase in demand from the steel industry and an increase in contracting services.

During the first nine months of 2003, revenues totalled $138.7 million compared to $150.8 million for the first nine months of 2002. Gold sales totalled 371,500 ounces compared to 437,700 ounces during the same period in 2002 due to lower production. The realized price per ounce of gold sold amounted to $319 compared to $305 in 2002. The average market price of gold was $354 per ounce for the first nine months of 2003 compared to $306 per ounce in 2002. Niobium sales and other contracting services for the first nine months of 2003 amounted to $18.9 million compared to $17.1 million in 2002. Revenues also include a gain of $1.2 million on the disposal of a crusher during the first nine months of 2003.

EXPENSES

Mine operating costs in the third quarter of 2003 totalled $35.8 million, compared to $38.5 million incurred during the corresponding quarter of 2002. In terms of unit costs, mine operating costs were $238 per ounce in 2003, higher than the $216 per ounce of 2002. Higher gold mine operating costs were mainly due to the strengthening of the Canadian dollar from $1.56 Cdn/$US in the third quarter of 2002 to $1.38 Cdn/$US in the third quarter of 2003 which added $2.0 million ($17 per ounce) to the gold operating costs and $0.5 million to the niobium operating costs.

EXPENSES (continued)

During the first nine months of 2003, mine operating costs amounted to $110.9 million compared to $113.7 million during the corresponding period of 2002 due to the decrease in production. In terms of unit costs, mine operating costs were $245 per ounce in 2003, higher than the $218 per ounce in 2002. The strengthening of the Canadian dollar from $1.57 Cdn/$ US in the first nine months of 2002 to $1.43 Cdn/$ US in the first nine months of 2003 added $4.7 million ($12 per ounce) to the gold mine operating costs and $1.0 million to the niobium operating costs. The remaining difference is explained by high fuel prices mainly at Omai, increased heating costs last winter and temporary increased operating costs at Doyon due to the failure of the production hoist.

The gold operating statistics are as follows:

| | **Third Quarter ended September 30,** | | | | **Nine months ended September 30,** | | | |
| | **2003** | | 2002 | | **2003** | | 2002 | |
	Ounces	**Mine operating costs ($/ounce)**	Ounces	Mine operating costs ($/ounce)	**Ounces**	**Mine operating costs ($/ounce)**	Ounces	Mine operating costs ($/ounce)
Omai mine	**62,200**	**213**	90,100	210	**193,800**	**228**	245,600	216
Doyon Division	**53,000**	**267**	52,100	224	**161,300**	**265**	165,300	222
Sleeping Giant mine (50%)	**8,800**	**246**	7,500	227	**23,300**	**249**	24,900	213
	124,000	**238**	149,700	216	**378,400**	**245**	435,800	218

Depreciation, depletion and amortization amounted to $6.8 million for the third quarter of 2003 compared to $7.6 million in the corresponding quarter of 2002 and amounted to $20.4 million for the first nine months of 2003 compared to $22.5 million in the corresponding period of 2002 due to lower production and higher reserves.

General and administrative expenses were $4.7 million during the first nine months of 2003 compared to $3.8 million during the first nine months of 2002 due to higher insurance costs, investor relation expenses and a stronger Canadian dollar.

Financial expenses in the first nine months of 2003 include the writedown of deferred financial charges of $1.1 million related to the reimbursement of the 2001 Credit facility during the first quarter of 2003.

As a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations and capital taxes in Canada. In the second quarter of 2003, Cambior recorded a refund of $0.7 million under the Québec mining duties reimbursable credit program.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

Until August 12, 2003, the Company was required to maintain a Revenue Protection Program under the terms of its bank loan agreement and prepaid forward sales agreement. Benefiting from an improved financial position following the Cdn $100 million financing in early August, Cambior successfully negotiated the elimination of the gold hedging covenant under its financing agreements. Accordingly, the Company intends to eliminate its gold sales commitment, except for the residual 52,000 ounces under the prepaid gold forward sales agreement, by the end of 2004 through accelerated deliveries and opportunistic buy-backs. Since December 31, 2002, Cambior has reduced its sales commitments by 36% or 469,000 ounces. For the fourth quarter, Cambior has approximately 50% of its production available for delivery at market price.

During the first quarter of 2003, Cambior repurchased 189,000 ounces of gold from its gold hedging program at an average price of $342 per ounce, compared to the average market price of gold of $353 per ounce for the first quarter of 2003. Of this purchase, 134,000 ounces will be used to close gold hedging contracts in 2003, resulting in a disbursement of $1.7 million. The other repurchased positions will be applied against hedging positions subsequent to 2003.

During the second quarter, the Company converted 88,463 ounces of Canadian dollar gold forward sales into US dollar gold forward sales thereby increasing the future realized price from $321 an ounce to $359 an ounce. In addition, the Company repurchased all of its remaining Canadian dollar hedging commitments during the second quarter.

At September 30, 2003, the Company had minimum delivery obligations of 703,000 ounces at a price of $304 per ounce and total commitments of 817,000 ounces at a price of $304 per ounce. These commitments include the call options sold. The Company's Canadian dollar hedging commitments totaled US $10.2 million at an average exchange rate of Cdn $1.4127 in 2003.

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is dependent on the market price, rate of interest, gold lease rate and volatility. The transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation causes a variation in the earnings during the period.

The average market price of gold was $363 per ounce during the third quarter of 2003 ($354 per ounce during the first nine months of 2003). The price fluctuated from a low of $342 per ounce to a high of $391 per ounce during the third quarter. The price rose due to the high level of speculative long positions and the significant decline in the US dollar.

Due to an increase in the closing price of gold from $346 per ounce on June 30, 2003 to $388 per ounce on September 30, 2003, the mark-to-market value of the non-hedge derivatives was adversely affected by $2.4 million during the third quarter of 2003. Due to the increase in the closing price of gold from $343 per ounce on December 31, 2002, and despite the reduction in non-hedge derivative instruments, the mark-to-market value of the non-hedge derivative instruments affected earnings negatively by $1.0 million during the first nine months of 2003. This adjustment (loss/gain) has no impact on cash flows.

REVENUE PROTECTION PROGRAM AND GOLD MARKET (continued)

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	September 30, 2003	June 30, 2003	December 31, 2002	September 30, 2002	June 30, 2002	December 31, 2001
Closing gold market price ($/oz)	388	346	343	324	319	277
(in millions of $)						
Mark-to-market value of hedge derivative instruments	(46.5)	(23.9)	(37.3)	(20.9)	(26.3)	3.5
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet	(7.4)	(5.0)	(6.4)	(4.5)	(7.4)	5.4
Mark-to-market value – Revenue protection program	(53.9)	(28.9)	(43.7)	(25.4)	(33.7)	8.9

	Third Quarter ended September 30,		Nine months ended September 30,	
(in millions of $)	**2003**	2002	**2003**	2002
Impact on earnings of non-hedge derivative instruments				
Mark-to-market value at the end of period	**(7.4)**	(4.5)	**(7.4)**	(4.5)
Mark-to-market value at the beginning of period	**(5.0)**	(7.4)	**(6.4)**	5.4
Non-hedge derivative gain (loss) related to the variation of non-hedge derivative instruments	**(2.4)**	2.9	**(1.0)**	(9.9)
Deferred non-hedge derivative losses related to the conversion of call options into forward instruments	**-**	(2.1)	**-**	(4.4)
Total non-hedge derivative gain (loss)	**(2.4)**	0.8	**(1.0)**	(14.3)

The negative $7.4 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and expiry date of these non-hedge instruments at the end of each period. The Company's earnings will be impacted by this mark-to-market calculation until the end of 2004, at which time the non-hedge instruments will have expired.

CONSOLIDATED CASH FLOWS

Operating activities

For the third quarter of 2003, cash flow from operating activities was $4.6 million compared to $9.0 million in the same period of 2002. This decrease is mainly due to a cash variance of $3 million used in non-cash working capital items and the strengthening of the Canadian dollar.

During the first nine months of 2003, cash flow from operating activities was $6.8 million compared to $18.3 million for the same period of 2002 mainly due to lower sales, higher costs and an increase of $6.6 million in non-cash working capital items.

Investing activities

Investment in property, plant and equipment for the third quarter of 2003 totalled $34.8 million compared to $5.2 million for the same period in 2002. Investments were principally for the Rosebel project development ($28.0 million net of the related non-cash working capital variation) and exploration and sustaining capital expenditures ($6.8 million).

During the first nine months of 2003, cash investment in property, plant and equipment amounted to $78.0 million compared to $20.5 million in the corresponding period of 2002. Investments included $64.6 million net of the related non-cash working capital variation for the Rosebel project and $13.4 million in exploration and sustaining capital expenditures.

Rosebel project

In January of 2003, the Company officially announced the construction release for the Rosebel project. The Company also completed the financing documentation and obtained the political risk insurance required. After construction and mining equipment arrived on site early in the year, construction activities focused on the permanent camp, road access to the various project sites, surveying and clearing of the corridor for the 38-km transmission line, and ground leveling for the mill and plant sites. Foundations for the grinding mills and the grinding sector also progressed during the first quarter.

During the second quarter, construction progressed with completion of detailed engineering, camps and access roads, substantial progress on all concrete foundations and erection of structural steel for the processing facilities and shops-warehouse-administration building complex. Grinding mills and ancillary equipment were dismantled at Omai, refurbished and shipped to Rosebel at the end of the quarter. Other milling equipment was expedited and accumulating on site. Installation of leaching tanks was also initiated. Foundations for the power line were nearing completion and all material for the towers and lines were on site. The perimeter road for the tailings pond was completed and tree harvesting and clearing and grubbing of the tailings pond was progressing well.

During the third quarter, the activities were focused on piping and tank erection, steel erection and the mechanical and electrical installation of the equipment at the mill, the erection of towers for the power line, clearing of the tailings pond and dam construction, and staffing for the permanent operations. Construction is progressing well with more than 1,251 individuals being involved at the project.

CONSOLIDATED CASH FLOWS (continued)

Investing activities (continued)

Rosebel project (continued)

Total capital costs for the first nine months of 2003 amounted to $64.6 million. Current commitments amounted to $6.8 million as at September 30, 2003. The project is progressing within the budget of $94.5 million and on schedule. Capitalized amounts for the Rosebel project include interest of $0.9 million in the first nine months of 2003.

Other investing activities

During the third quarter of 2003, the Company also made investments in marketable securities totalling $1.5 million compared to $1.2 million in the third quarter of 2002. Investments in marketable securities amounted to $2.7 million during the first nine months of 2003 compared to $2.4 million in 2002. The market value of publicly traded securities is $11.0 million representing an unrealized gain of $6.0 million.

Financing activities

On February 7, 2003, the Company entered into a new Credit agreement to finance the development of the Rosebel project and reimburse the amount under the previous facility. The agreement includes a $50 million term loan and a $10 million revolving Credit facility, both expiring on December 31, 2007.

During the third quarter of 2003, in connection with the Cdn $100 million equity financing, Cambior concluded an agreement with its lenders to modify the terms of its 2003 Credit facility. The lenders have agreed to waive their requirement for a prepayment of the 2003 Credit facility from the proceeds of the share issue and eliminate the current hedging covenant under the loan agreement which required Cambior to maintain a revenue protection program for 30% of its planned production until December 31, 2007. Cambior will maintain a $10 million cash balance reserve which will be released upon the achievement of commercial production at Rosebel, currently scheduled to occur in 2004.

Loan drawdowns under the 2003 Credit facility are progressive based on construction expenditures. They began during the second quarter of 2003, for a total of $11.0 million under the term loan and $4.0 million under the revolving loan. During the third quarter of 2003, loan drawdowns totalled $11.8 million. The revolving loan of $4.0 million at the end of June 2003 was transferred to the term loan during the third quarter. At September 30, 2003, the loan outstanding under the 2003 Credit facility amounted to $44.2 million. The remaining portion available on the credit facility totals $15.8 million which, combined with internally generated funds, will be sufficient to complete the Rosebel project.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and Rosebel project. Interest is payable at a rate of LIBOR + premium, which is determined based on a loan life protection ratio.

During the first quarter of 2003, some 10.5 million common shares were issued following the exercise of warrants outstanding, for total proceeds of $11.9 million of which $5 million were used to reimburse a portion of the 2003 Credit facility. During the second quarter of 2003, some 0.5 million common shares were issued following the exercise of warrants and options for total proceeds of $0.2 million.

CONSOLIDATED CASH FLOWS (continued)

Financing activities (continued)

During the third quarter of 2003, Cambior completed a bought deal placement for gross proceeds of $72.2 million (Cdn $100.0 million), of 40.0 million units at Cdn $2.50 per unit, each unit consisting of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to acquire one common share at a price of Cdn $3.75 at any time prior to August 12, 2008. The Company expects to use the net proceeds for general corporate purposes including the funding of the development of the Rosebel project and additions to its asset base.

Cambior also issued 571,000 common shares following a flow-through financing at a price of Cdn $3.50 per share for total proceeds of $1.4 million (Cdn $2.0 million). The proceeds will be applied to exploration activities on Canadian projects. Some 373,000 additional common shares were issued following the exercise of warrants and options for total proceeds of $0.3 million (Cdn $0.5 million).

The Company incurred deferred financing charges totalling $1.8 million during the first nine months related to the 2003 Credit facility which will be charged to earnings over the term of the loan.

The Company has 13.5 million share purchase warrants which expire on November 24, 2003. Each warrant is exercisable at $3 per share, and if fully exercised, will generate an additional Cdn $40.6 million. Any proceeds received under the warrants will be used to fund future growth.

MERGER AGREEMENT – ARIANE GOLD CORP.

On September 26, 2003, the respective Boards of Directors of Cambior and Ariane Gold Corp. ("Ariane Gold") announced that they unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman Gold Project, located in French Guiana, South America.

Under the agreement, Ariane Gold shareholders will receive one Cambior share for each 2.91 Ariane Gold shares.

Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to the Ariane Gold shareholders. The agreement provides for a break-up fee of Cdn $2.2 million in the event that Ariane Gold terminates the transaction to accept a competing offer.

The merger transaction is subject to the satisfactory negotiation and conclusion of a formal merger agreement which shall include customary provisions and shall provide that:

    (a)   regulatory approval, including consent from the relevant authorities of France, shall have been obtained prior to closing; and

    (b)   Cambior shall have completed its due diligence review prior to closing.

Subject to the approval of the Ariane Gold shareholders, this merger transaction is scheduled to close during the fourth quarter of 2003.

CLAIM

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited (OGML) in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency (EPA) and the Guyana Geology and Mines Commission (GGMC) also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results. OGML's environmental management system is certified under the ISO 14001 standard, a system developed by international experts under the auspices of the International Standard Organization based in Switzerland. As part of the certification process, the system is regularly audited by SGS, an independent world-leading certification organization.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously. The Company is also a party to other litigation and, in that respect, does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on the Company's financial condition or operating results.

NON-GAAP MEASURES

We have included measures of earnings before interest, taxes, depreciation and amortization and non-hedge derivative gain/loss and other ("EBITDA"), earnings before non-hedge derivative gain/loss and other and adjusted cash flow from operating activities, because we believe that this information will help investors in understanding the level of the Company's operational earnings and assessing its performance in 2003 compared to the prior year. These performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented in notes 13 and 14 of the interim consolidated financial statements.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

	Third Quarter ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
CONSOLIDATED OPERATIONS	*(unaudited)*		*(unaudited)*	
(in thousands of United States dollars)	**$**	$	**$**	$
REVENUES				
Mining operations	**48,504**	52,501	**137,148**	150,538
Investment and other income	**171**	130	**1,515**	311
	48,675	52,631	**138,663**	150,849
EXPENSES				
Mining operations	**35,745**	38,510	**110,880**	113,724
Depreciation, depletion and amortization	**6,735**	7,601	**20,374**	22,458
Exploration and business development	**1,531**	1,157	**4,089**	3,160
General and administrative	**1,236**	1,188	**4,723**	3,842
Financial expenses	**263**	906	**1,818**	2,067
	45,510	49,362	**141,884**	145,251
Earnings (Loss) before the undernoted items	**3,165**	3,269	**(3,221)**	5,598
Non-hedge derivative gain (loss) and other (Note 9)	**(2,407)**	832	**(990)**	(14,798)
Income and mining taxes	**(68)**	(88)	**501**	(309)
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)
Basic net earnings (loss) per share (in dollars)	**0.00**	0.03	**(0.02)**	(0.07)
Diluted net earnings (loss) per share (in dollars)	**0.00**	0.02	**(0.02)**	(0.07)
Basic weighted average number of common shares outstanding (in thousands)	**193,131**	154,738	**176,168**	134,462
Diluted weighted average number of common shares outstanding (in thousands) (Note 12)	**211,643**	163,223	**176,168**	134,462

CONSOLIDATED CONTRIBUTED SURPLUS

(in thousands of United States dollars)

Balance, beginning	-	-	-	23,047
Transfer to deficit	-	-	-	(23,047)
Balance, ending	-	-	-	-

CONSOLIDATED DEFICIT

(in thousands of United States dollars)

Balance, beginning	**(111,848)**	(112,894)	**(107,448)**	(117,876)
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)
Share and warrants issue expenses	**(4,076)**	(23)	**(4,076)**	(4,566)
Transfer from contributed surplus	**-**	-	**-**	23,047
Balance, ending	**(115,234)**	(108,904)	**(115,234)**	(108,904)

	Third Quarter ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
CONSOLIDATED CASH FLOWS	*(unaudited)*		*(unaudited)*	
(in thousands of United States dollars)	**$**	$	**$**	$
OPERATING ACTIVITIES				
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)
Non-cash items				
Deferred revenue – Delivery of gold on the prepaid forward (Note 6)	**(3,056)**	(3,056)	**(9,167)**	(9,167)
Depreciation, depletion and amortization	**6,735**	7,601	**20,374**	22,458
Amortization of deferred stripping costs (included in mining operations expenses)	**1,097**	1,366	**3,424**	1,366
Provision for environmental obligations	**433**	461	**1,258**	1,403
Deferred gains	**(1,901)**	(1,769)	**(1,094)**	(2,647)
Non-hedge derivative loss (gain) and other	**2,407**	(832)	**990**	14,798
Others	**53**	99	**1,298**	232
	6,458	7,883	**13,373**	18,934
Changes in non-cash working capital items (Note 2)	**(1,856)**	1,164	**(6,578)**	(587)
Cash flow from operating activities	**4,602**	9,047	**6,795**	18,347
INVESTING ACTIVITIES				
Short-term investments (Note 3)	**(1,993)**	-	**23,215**	-
Investments	**(1,425)**	(1,153)	**(2,670)**	(2,405)
Rosebel project development (Note 2)	**(28,029)**	(1,488)	**(64,556)**	(7,704)
Other property, plant and equipment	**(6,825)**	(3,741)	**(13,490)**	(12,762)
Cash flow used in investing activities	**(38,272)**	(6,382)	**(57,501)**	(22,871)
FINANCING ACTIVITIES				
Long-term debt – Borrowings	**11,800**	-	**26,800**	-
Long-term debt – Repayments	**(78)**	(36)	**(6,296)**	(27,939)
Deferred charges	**(103)**	-	**(1,786)**	-
Shares and warrants issued net of issue expenses (Note 8)	**69,896**	213	**82,009**	53,114
Cash flow from financing activities	**81,515**	177	**100,727**	25,175
Effect of changes in the exchange rate on cash held in foreign currency	**(352)**	(43)	**(1,055)**	(8)
Net increase in cash and cash equivalents	**47,493**	2,799	**48,966**	20,643
Cash and cash equivalents, beginning	**19,068**	32,430	**17,595**	14,586
Cash and cash equivalents, ending (Note 3)	**66,561**	35,229	**66,561**	35,229

CONSOLIDATED BALANCE SHEETS *(in thousands of United States dollars)*	**September 30, 2003** ***(unaudited)*** **($)**	December 31, 2002 *(audited)* ($)
ASSETS		
Current assets		
Cash and short-term investments (Note 3)	**68,554**	42,803
Accounts receivable	**5,542**	4,078
Settlements receivable	**3,998**	3,644
Production inventories	**7,049**	4,414
Supplies inventory and prepaid expenses	**22,047**	18,294
	107,190	73,233
Investments (Note 4)	**6,835**	4,165
Property, plant and equipment	**272,568**	200,175
Deferred charges	**2,291**	1,833
	388,884	279,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**26,724**	24,341
Current portion of long-term debt	**10,226**	1,147
Current portion of deferred revenue	**12,222**	12,222
Current portion of deferred gains	**2,373**	2,949
	51,545	40,659
Long-term debt (Note 5)	**38,403**	26,851
Deferred revenue (Note 6)	**15,278**	24,445
Deferred gains (Note 7)	**1,877**	3,304
Provision for environmental obligations and other	**18,685**	15,178
Fair-value of non-hedge derivatives (Note 9)	**7,352**	6,362
	133,140	116,799
SHAREHOLDERS' EQUITY		
Capital stock (Note 8)	**374,995**	288,910
Deficit	**(115,234)**	(107,448)
Cumulative translation adjustment	**(4,017)**	(18,855)
	255,744	162,607
	388,884	279,406

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1. BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

2. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Third Quarter ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
(in thousands of dollars)	**($)**	($)	**($)**	($)
Accounts receivable	**675**	409	**(1,255)**	422
Settlements receivable	**(985)**	247	**(354)**	83
Production inventories	**(900)**	(1,533)	**(2,635)**	994
Supplies inventory and prepaid expenses	**421**	2,086	**(2,013)**	683
Accounts payable and accrued liabilities	**(1,067)**	(45)	**(321)**	(2,769)
	(1,856)	1,164	**(6,578)**	(587)

The changes in non-cash working capital items of the Rosebel project totalling $10,347,000 for the third quarter ($525,000 for the nine months ended September 30, 2003) are classified in investing activities.

3. CASH AND SHORT-TERM INVESTMENTS

	September 30, 2003	December 31, 2002
(in thousands of dollars)	**($)**	($)
Cash	**3,422**	2,575
Short-term investments with maturities less than 3 months, bearing interest from 0.98% to 3.10% (rates from 1.20% to 2.65% in 2002)	**63,139**	15,020
Cash and cash equivalents	**66,561**	17,595
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at 1.00% (rates from 1.05% to 2.75% in 2002)	**1,993**	25,208
Cash and short-term investments	**68,554**	42,803

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.   INVESTMENTS

(in thousands of dollars)	**September 30, 2003** **($)**	December 31, 2002 ($)
Shares of publicly-traded companies, at cost	**5,059**	2,466
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%.	**1,776**	1,699
	6,835	4,165

At September 30, 2003, the fair value of the publicly-traded companies was $11,031,000 based on the last quoted market price ($5,082,000 at December 31, 2002). The fair value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.

5.   LONG-TERM DEBT

The long-term debt position is summarized as follows:

(in thousands of dollars)	**September 30, 2003** **($)**	December 31, 2002 ($)
2003 Credit facility – Term loan	**44,240**	-
2001 Credit facility – Term loan	**-**	22,440
Obligations under capital lease	**551**	661
Balance of purchase price	**1,891**	2,860
Other debt	**1,947**	2,037
	48,629	27,998
Current portion	**10,226**	1,147
Long-term portion	**38,403**	26,851

2003 Credit Facility

On February 7, 2003, Cambior closed a new Credit facility ("2003 Credit facility") with a group of financial institutions for an amount of $65,000,000. The 2003 Credit facility consists of a term loan for an amount of $55,000,000 and a $10,000,000 revolving Credit facility, both maturing on December 31, 2007.

This new Credit facility was used to repay the $22,440,000 balance under the 2001 Credit facility and is being used to finance the construction and development of the Rosebel project.

As per the 2003 Credit facility agreement, Cambior repaid $5,000,000 from the proceeds of the exercise of warrants in the first quarter of 2003 to reduce the commitment under the term facility to $50,000,000.

During the second quarter of 2003, the Company made loan drawdowns of $11,000,000 under the term loan of the 2003 Credit facility and $4,000,000 under the revolving Credit facility to finance the construction and development of the Rosebel project. During the third quarter of 2003, the Company made loan drawdowns of $11,800,000. The revolving loan of $4,000,000 at the end of June 2003 was transferred to the term loan during the third quarter. Drawdowns are progressive based on construction expenditures.

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. LONG-TERM DEBT (continued)

2003 Credit Facility (continued)

The repayments assuming a full drawdown of the facility are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	Amount per year *(in thousands of dollars)* ($)
2004	13,636
2005	14,545
2006	14,545
2007	17,274
	60,000

The 2003 Credit facility bears interest at LIBOR rate plus 2.50%, until "Commercial Completion" of the Rosebel project as defined under the terms of the Credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

Under the original terms of the 2003 Credit facility, Cambior was required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. On August 12, 2003, the lenders agreed to eliminate the current hedging covenant under the loan agreement. Cambior has agreed to maintain a $10 million cash balance reserve which will be released upon the achievement of commercial production at Rosebel, currently scheduled to occur in 2004.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and the Rosebel project.

The 2003 Credit facility is subject to the maintenance of various covenants and financial ratios similar to those of the 2001 Credit facility.

Balance of purchase price

The balance of purchase price represents the discounted amount, calculated with an interest rate of 5.0%, of instalments of $1,000,000 and $960,000 due in January 2004 and January 2005 respectively. An amount of $1,040,000 was paid during the first quarter of 2003. This balance is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

5.   LONG-TERM DEBT (continued)

Other debt

Upon receiving the Right of Exploitation of the Rosebel Project in December 2002, an amount became due to Grasshopper Aluminum Company N.V. (Grassalco) in compensation for exploration expenses incurred by Grassalco. The remaining amount is payable in three equal annual instalments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value, calculated with an interest rate of 3.19%, is $1,947,000.

Minimum reimbursements

At September 30, 2003, the minimum reimbursements on the long-term debt are as follows for the coming years:

(in thousands of dollars)

Year of repayment	Term loan ($)	Obligations under capital lease ($)	Balance of purchase price ($)	Other debt ($)	Total ($)
2003 (3 months)	-	37	-	-	**37**
2004	13,636	147	988	-	**14,771**
2005	14,545	147	903	669	**16,264**
2006	14,545	147	-	649	**15,341**
2007	1,514	73	-	629	**2,216**
	44,240	551	1,891	1,947	**48,629**

6.   DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

The deliveries of gold under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	*(in thousands of dollars)* ($)
2003 (3 months)	12,980	3,055
2004	51,919	12,222
2005	51,920	12,223
	116,819	27,500
Current portion	51,919	12,222
Long-term portion	64,900	15,278

The estimated fair value of the prepaid gold forward sales agreement is $43,116,000 as at September 30, 2003.

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. DEFERRED GAINS

Deferred gains include gains resulting from the anticipated delivery of gold and US dollars against contracts with expiry dates subsequent to the end of the period and gains accounted for at the expiry dates of contracts that will be delivered later.

This account also includes non-hedge derivative losses related to call options and variable volume forward (VVF) converted into forward instruments.

(in thousands of dollars)	September 30, 2003 ($)	December 31, 2002 ($)
Deferred gains (losses) – Gold	(2,522)	3,923
Deferred gains – US dollars	4,809	-
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	1,963	2,330
	4,250	6,253
Current portion	2,373	2,949
Long-term portion	1,877	3,304

8. ISSUANCE OF COMMON SHARES

	Third Quarter ended September 30, 2003		Nine months ended September 30, 2003	
	Number of common shares	Amount	Number of common shares	Amount
(in thousands of dollars)	(000)	($)	(000)	($)
Common shares issued and fully paid:				
Balance, beginning of period	171,142	300,906	160,167	288,040
Issued:				
Public offering of units	40,000	72,192	40,000	72,192
Private placements of flow-through common shares	571	1,441	571	1,441
Exercise and expiry of warrants	200	150	11,120	12,989
Exercise of options[1]	173	256	228	283
	40,944	74,039	51,919	86,905
Balance, end of period	212,086	374,945	212,086	374,945
Common share Purchase Warrants:				
Balance, beginning of period		117		870
Exercised		(67)		(232)
Expired		-		(588)
		(67)		(820)
Balance, end of period		50		50
Total capital stock		374,995		374,995

[1] The options were exercised by employees of the Company under the Stock Option Plan for key employees.

During the first quarter of 2003, some 10,524,000 common shares were issued following the exercise of warrants issued previously for total proceeds of $11,925,000 (Cdn $17,848,000).

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.   ISSUANCE OF COMMON SHARES (continued)

During the second quarter of 2003, some 451,000 common shares were issued following the exercise of warrants and options for total proceeds of $188,000 (Cdn $259,000). During the second quarter of 2003, some 1,363,000 warrants exercisable at a price of Cdn $2.20 each and 682,000 warrants exercisable at a price of Cdn $3.00 each expired without being exercised. The value of these warrants totalling $588,000 was transferred into capital stock.

During the third quarter of 2003, Cambior issued to a syndicate of underwriters, 40,000,000 units at a price of Cdn $2.50 per unit for gross proceeds of $72,192,000 (Cdn $100,000,000). Each unit consists of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to purchase one additional common share at a price of Cdn $3.75 prior to August 12, 2008.

During the third quarter of 2003, some 571,000 common shares were issued at a price of Cdn $3.50 each following a flow-through financing for total proceeds of $1,441,000 (Cdn $2,000,000). The gross proceeds of the offering shall be used for the development of the Company's projects in Canada. Some 373,000 common shares were also issued following the exercise of warrants and options for total proceeds of $339,000 (Cdn $459,000).

As of September 30, 2003, the maximum number of warrants exercisable into common shares is as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	150
May 16, 2002	November 24, 2003	Cdn $3.00	13,636	13,539
August 12, 2003	August 12, 2008	Cdn $3.75	20,000	20,000
			34,936	33,689

9.   REVENUE PROTECTION PROGRAM

a)   Gold sales and deliveries

The Company's gold sales and deliveries commitments, as at September 30, 2003, are as follows [1] :

		2003 (3 months)	2004	2005	2006	2007	Total
Forwards[3]							
Quantity	(000 oz)	48	252	155	130	56	**641**
Average price	($/oz)	289	315	327	326	350	**321**
Prepaid gold forwards (note 6)							
Quantity	(000 oz)	13	52	52	-	-	**117**
Average price	($/oz)	235	235	235	-	-	**235**
Spot deferred (long)							
Quantity	(000 oz)	-	(55)	-	-	-	**(55)**
Average price	($/oz)	-	359	-	-	-	**359**
Minimum delivery obligations							
Quantity	(000 oz)	61	249	207	130	56	**703**
Average price	($/oz)	278	289	304	326	350	**304**
Call options sold[2] [3]							
Quantity	(000 oz)	10	104	-	-	-	**114**
Average price	($/oz)	300	301	-	-	-	**301**
Total delivery commitments							
Quantity	(000 oz)	71	353	207	130	56	**817**
Average price	($/oz)	281	292	304	326	350	**304**

[1]   The designation dates for accounting purposes differ from commitment dates.

[2]   The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

[3]   Certain call options sold and forward positions, totalling 471,000 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

At September 30, 2003, the mark-to-market value of Cambior's gold forward sales and delivery commitments, excluding the prepaid gold forward, calculated at a spot price of $388 per ounce ($346 per ounce at June 30, 2003 and $343 per ounce at December 31, 2002), is as follows:

(in thousands of dollars)	**September 30, 2003 ($)**	December 31, 2002 ($)
Forwards	**(46,586)**	(37,381)
Call options sold, spot deferred (long) and lease rate swaps (accounted for in the balance sheet as fair-value of non-hedge derivatives)	**(7,352)**	(6,362)
	(53,938)	(43,743)

9.   REVENUE PROTECTION PROGRAM (continued)

a)   Gold sales and deliveries (continued)

The non-hedge derivative loss of $2,407,000 in the third quarter of 2003 (loss of $990,000 in the first nine months of 2003) represents the variation of the mark-to-market value of the non-hedge derivative instruments.

Under the 2003 Credit facility, Cambior can roll forward its contracts up to December 31, 2007 and is not subject to margin calls.

b)   Foreign exchange contracts

During the second quarter of 2003, the Company converted 88,463 ounces of Canadian gold forward sales into US dollar gold forward sales, thereby increasing the future realized price from $321 an ounce to $359 an ounce.

At the end of the third quarter of 2003, the Company was committed, through foreign exchange contracts, to deliver US $10,200,000 at an average exchange rate of Cdn $1.4127 in 2003. As at September 30, 2003, the fair value gain of the forward foreign exchange contracts was $454,000. This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars are treated as hedge instruments.

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. ACCOUNTING FOR COMPENSATION PLANS

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The Board of Directors approved, on May 9, 2003, the granting of 1.4 million options at a price of Cdn $1.95 each, in accordance with the terms of the stock option plan for key employees. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 4.08% in 2003 (5.07% in 2002) and a volatility of 78% in 2003 and 85% in 2002. A compensation charge is amortized over the vested period. The weighted average fair value of each option granted in 2003 was $0.93 ($1.00 in 2002) calculated using the Black-Scholes option-pricing model.

Accordingly the Company's net earnings (loss) and basic and diluted net earnings (loss) per share would have been reported on a pro forma basis as follows:

	Third Quarter ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
(in thousands of dollars)	($)	($)	($)	($)
Net earnings (loss), as reported	690	4,013	(3,710)	(9,509)
Deduct : Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(312)	(252)	(754)	(563)
Net earnings (loss), pro forma	378	3,761	(4,464)	(10,072)
(in dollars)				
Basic net earnings (loss) per share, as reported	0.00	0.03	(0.02)	(0.07)
Diluted net earnings (loss) per share, as reported	0.00	0.02	(0.02)	(0.07)
Basic net earnings (loss) per share, pro forma	0.00	0.02	(0.03)	(0.07)
Diluted net earnings (loss) per share, pro forma	0.00	0.02	(0.03)	(0.07)

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. SEGMENTED INFORMATION

The Company operates four gold mining divisions: Omai, located in Guyana; Doyon, which includes both the Doyon and Mouska mines, and Sleeping Giant (50% ownership through a joint venture), both located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services are grouped with Niobec. The Rosebel gold project, located in Suriname, is in construction.

(in thousands of dollars)	Omai ($)	Doyon ($)	Sleeping Giant ($)	Niobec and others ($)	Rosebel ($)	Corporate and projects ($)	Total ($)
Third Quarter ended September 30, 2003							
Revenues – Mining operations	**19,485**	**17,669**	**2,745**	**8,532**	**-**	**73**	**48,504**
Financial expenses	**492**	**-**	**-**	**-**	**-**	**(229)**	**263**
Depreciation, depletion and amortization	**2,131**	**3,873**	**457**	**209**	**-**	**65**	**6,735**
Divisional earnings (loss)	**2,005**	**379**	**274**	**3,026**	**(35)**	**(2,655)**	**2,994**
Capital expenditures	**904**	**3,188**	**1,255**	**898**	**28,029**	**2,005**	**36,279**
Third Quarter ended September 30, 2002							
Revenues – Mining operations	28,710	15,772	1,909	5,360	-	750	52,501
Financial expenses	838	-	-	-	-	68	906
Depreciation, depletion and amortization	3,515	3,376	375	187	-	148	7,601
Divisional earnings (loss)	3,118	(437)	34	2,363	-	(1,939)	3,139
Capital expenditures	756	1,746	477	263	1,488	1,652	6,382
Nine months ended September 30, 2003							
Revenues – Mining operations	**58,877**	**52,054**	**7,140**	**18,894**	**-**	**183**	**137,148**
Financial expenses	**1,417**	**16**	**(2)**	**-**	**-**	**387**	**1,818**
Depreciation, depletion and amortization	**6,876**	**11,450**	**1,184**	**606**	**-**	**258**	**20,374**
Divisional earnings (loss)	**983**	**(2,067)**	**325**	**5,396**	**(101)**	**(9,272)**	**(4,736)**
Capital expenditures	**(962)**	**7,706**	**3,223**	**2,154**	**64,556**	**4,039**	**80,716**
Property, plant and equipment	**36,939**	**95,460**	**7,566**	**16,949**	**96,024**	**19,630**	**272,568**
Divisional assets	**52,487**	**101,139**	**8,745**	**27,402**	**100,721**	**98,390**	**388,884**
Nine months ended September 30, 2002							
Revenues – Mining operations	75,537	49,925	7,224	17,102	-	750	150,538
Financial expenses	2,155	44	3	-	-	(135)	2,067
Depreciation, depletion and amortization	9,702	10,543	1,146	627	-	440	22,458
Divisional earnings (loss)	4,784	1,008	852	5,917	-	(7,274)	5,287
Capital expenditures	3,960	5,804	1,109	862	7,704	3,432	22,871
Property, plant and equipment	51,106	85,395	4,232	12,285	23,504	18,213	194,735
Divisional assets	67,314	89,282	4,841	19,560	23,504	62,396	266,897

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings to net earnings (loss) is as follows:

| (in thousands of dollars) | Third Quarter ended September 30, | | Nine months ended September 30, | |
	2003 ($)	2002 ($)	**2003 ($)**	2002 ($)
Divisional earnings	**5,649**	5,078	**4,536**	12,561
Corporate and projects	**(2,655)**	(1,939)	**(9,272)**	(7,274)
	2,994	3,139	**(4,736)**	5,287
Investment and other income	**171**	130	**1,515**	311
Non-hedge derivative gain (loss) and other	**(2,407)**	832	**(990)**	(14,798)
Income and mining taxes	**(68)**	(88)	**501**	(309)
Net earnings (loss)	**690**	4,013	**(3,710)**	(9,509)

12. EARNINGS PER SHARE

The following number of equity instruments were not included in the computation of diluted earnings per share, because to do so would have been anti-dilutive for the periods presented.

Number of instruments (in thousands)	**September 30, 2003**	September 30, 2002
Options	**1,549**	3,432
Warrants	**20,000**	26,869
	21,549	30,301

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

| Number of instruments (in thousands) | Third Quarter ended September 30, | |
	2003	2002
Basic weighted average number of common shares outstanding	**193,131**	154,738
Effect of dilutive stock option	**4,823**	2,229
Effect of dilutive warrants	**13,689**	6,256
Diluted weighted average number of common shares outstanding	**211,643**	163,223

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. RECONCILIATION OF EARNINGS (LOSS) BEFORE NON-HEDGE DERIVATIVE LOSS (GAIN) AND EBITDA TO GAAP NET EARNINGS (LOSS)

Earnings before interest, taxes, depreciation and amortization and non-hedge derivative loss (gain) (EBITDA) are summarized as follows:

	Third Quarter ended September 30,		Nine months ended September 30,	
(in thousands of dollars)	**2003 ($)**	2002 ($)	**2003 ($)**	2002 ($)
Net earnings (loss) (GAAP)	**690**	4,013	**(3,710)**	(9,509)
Add :				
Non-hedge derivative loss (gain) and other	**2,407**	(832)	**990**	14,798
Earnings (Loss) before non-hedge derivative loss (gain)	**3,097**	3,181	**(2,720)**	5,289
Depreciation, depletion and amortization	**6,735**	7,601	**20,374**	22,458
Amortization of deferred stripping costs	**1,097**	1,366	**3,424**	1,366
Financial expenses	**263**	906	**1,818**	2,067
Income and mining taxes	**68**	88	**(501)**	309
EBITDA	**11,260**	13,142	**22,395**	31,489

14. RECONCILIATION OF ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO GAAP CASH FLOW FROM OPERATING ACTIVITIES

	Third Quarter ended September 30,		Nine months ended September 30,	
(in thousands of dollars)	**2003 ($)**	2002 ($)	**2003 ($)**	2002 ($)
Cash flow from operating activities (GAAP)	**4,602**	9,047	**6,795**	18,347
Plus :				
Deferred revenue - Delivery of gold on the prepaid forward	**3,056**	3,056	**9,167**	9,167
Adjusted cash flow from operating activities	**7,658**	12,103	**15,962**	27,514

15. MERGER AGREEMENT – ARIANE GOLD CORP.

On September 26, 2003, the respective Boards of Directors of Cambior and Ariane Gold Corp. ("Ariane Gold") announced that they unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman Gold Project, located in French Guiana, South America.

Under the agreement, Ariane Gold shareholders will receive one Cambior share for each 2.91 Ariane Gold shares. The exchange ratio implies a price of Cdn $1.32 for each Ariane Gold share, based on the closing price of the companies' shares on the Toronto Stock Exchange on September 25, 2003. Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to the Ariane Gold shareholders. The agreement provides for a break-up fee of Cdn $2,200,000 in the event that Ariane Gold terminates the transaction to accept a competing offer.

15.   MERGER AGREEMENT – ARIANE GOLD CORP. (continued)

The merger transaction is subject to the satisfactory negotiation and conclusion of a formal merger agreement which shall include customary provisions and shall provide that:

(a)   regulatory approval, including consent from the relevant authorities of France, shall have been obtained prior to closing; and

(b)   Cambior shall have completed its due diligence review prior to closing.

Subject to the approval of the Ariane Gold shareholders, this merger transaction is scheduled to close during the fourth quarter of 2003.

16.   COMMITMENTS

The Company's commitments related to the construction of the Rosebel project total $6.8 million.

17.   CONTINGENCIES

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited (OGML) in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency (EPA) and the Guyana Geology and Mines Commission (GGMC) also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results. OGML's environmental management system is certified under the ISO 14001 standard, a system developed by international experts under the auspices of the International Standard Organization based in Switzerland. As part of the certification process, the system is regularly audited by SGS, an independent world-leading certification organization.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously. The Company is also a party to other litigation and, in that respect, does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on the Company's financial condition or operating results.

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.   ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		**2003**	2002
September 30	(Closing)	**1.3499**	1.5872
June 30	(Closing)	**1.3475**	1.5162
December 31	(Closing)	**-**	1.5776
First Quarter	(Average)	**1.5102**	1.5946
Second Quarter	(Average)	**1.3984**	1.5549
Third Quarter	(Average)	**1.3799**	1.5628
Nine months	(Average)	**1.4295**	1.5705

The number of common shares outstanding at the following dates was:

	Number of common shares
October 21, 2003	212,127,000
September 30, 2003	212,086,000
June 30, 2003	171,142,000
March 31, 2003	170,691,000
December 31, 2002	160,167,000